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[LOGO] ROPES & GRAY LLP
       ONE INTERNATIONAL PLACE   BOSTON, MA 02110-2624   617-951-7000   F 617-951-7050
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October 3, 2007                                 Alexandra Oprescu
                                                (202) 508-4622
                                                (202) 383-8369 fax
                                                alexandra.oprescu@ropesgray.com

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kimberly A. Browning, Esq.

Re: Gateway Trust Pre-Effective Amendment No. 1 to the Registration Statement

Ladies and Gentlemen:

Transmitted herewith by means of electronic submission on behalf of Gateway Trust (the "Fund"), a Massachusetts business trust, for filing under both the Securities Act of 1933 and the Investment Company Act of 1940 on Form N-1A/A is pre-effective amendment no. 1 (the "Pre-Effective Amendment") to the registration statement on Form N-1A that was filed on July 20, 2007 (the "Registration Statement").

The remaining exhibits to the Registration Statement will be filed by further amendment.

As discussed with you and described in the Pre-Effective Amendment, it is intended that the Fund will acquire the assets and liabilities of Gateway Fund, a series of The Gateway Trust, an Ohio business trust, in February 2008. The Fund expects to file a prospectus/proxy statement on Form N-14 in October 2007. Your cooperation in meeting this schedule is respectfully requested.

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Securities and Exchange Commission       - 2 -                 October 3, 2007


Please direct questions or comments to the undersigned by telephone at
(202) 508-4622 or to Michael G. Doherty at (212) 497-3612.

Very truly yours,

/s/  Alexandra Oprescu
--------------------------
Alexandra Oprescu

Enclosures

cc: Coleen Downs Dinneen, Esq.
    Michael G. Doherty, Esq.
    John M. Loder, Esq.